March 2, 2005

Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:  LXU Healthcare, Inc.
Form  10-K for the year ended June 30, 2004

Dear Mr. Gordon:

The purpose of this letter is to respond to your letter dated February 9, 2005 addressed to the undersigned Chief Operating Officer and Chief Financial Officer of LXU Healthcare, Inc. (the “Company”), related to the Company’s Annual Report on Form 10-K for the year ended June 30, 2004. We appreciated the extension of the deadline for filing our response pursuant to the telephone communication between Paul Mattaini of Barley Snyder, our legal counsel, and Julie Sherman on February 10, 2005. To assist you in reviewing our response, we will precede each response below with the text comment set forth in your letter of February 9, 2005.

As Mr. Mattaini indicated to Ms. Sherman, the Company filed a Current Report on Form 8-K on February 4, 2005 (prior to receipt of the comment letter) disclosing the Company’s intention to amend certain filings which would include restatements addressing the matters in Comments 7 through 10 below. The restatements significantly changed the accounting for the Company’s Series G Redeemable, Convertible Preferred Stock from August 6, 2002, the date of original issuance, and our accounting for the related warrants, conversion and redemption features, and also changed our classification of the Series G Stock. The Company has now filed Amendment No. 2 to the Form 10-K for the year ended June 30, 2004 and Amendment No. 1 to the Form 10-Q for the quarter ended September 30, 2004, as well the Form 10-Q for the quarter ended December 31, 2004.

Mr. Shaun D. McMeans
LXU Healthcare, Inc.

Form 10-K for the year ended June 30, 2004

Liquidity and Capital Resources - Page 32

1.   Comment: We noted that your Liquidity and Capital Resources discussion in Management’s Discussion & Analysis is, in part, a recitation of your cash flow in narrative form. In accordance with Item 303 of Regulation S-K please revise future filings to discuss the factors that drive cash flows rather than simply discuss the line items that appear on the cash flow statement. In addition, discuss those items which management specifically believes may be indicators of the company’s liquidity condition in both the short term and long term.

Response: As communicated with Ms. Julie Sherman on February 16, 2005, the Company will revise future filings, beginning with the 10-Q for the quarter ended December 31, 2004, to discuss factors that drive cash flows, including indicators of the Company’s liquidity in the short and long term.

Consolidated Statement of Operations - Page F-4

2.	Comment: Revise future filings to present revenues from the sale of products and revenues from the provision of services separately in the income statement in accordance with Rule 5-03(b)(1) of Regulation S-X. See paragraph 19 of EITF 99-19.

Response: The Company has reviewed EITF 99-19 Reporting Revenue Gross as a Principal versus Net as an Agent (“EITF 99-19”), specifically paragraph 19, and agrees that agency commissions should be presented separately in the statements of income as service revenues. As requested, agency commissions will be reported on a separate revenue line item in future filings, including the June 30, 2004 Form 10-K/A (Amendment No. 2), the Form 10-Q/A (Amendment No. 1) for the quarter ended September 30, 2004 and the Form 10-Q for the quarter ended December 31, 2004.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition - Page F-10

3.   Comment: In a supplemental response please tell us how you have concluded to recognize revenue gross for when you have the inventory on hand and net when you do not stock the vendor’s products. Please provide us with a complete EITF 99-19 analysis on how you determined a gross presentation versus a net presentation for both types of revenue. We note on page 10 where you state that you provide all of the fulfillment services for the revenue you record on a gross basis. Please cite the other factors in EITF 99-19 when determining to record revenues gross versus net

Response: The Company has two primary types of revenue generating activities, including sales of inventory owned, and arrangement of sales of product as an agent.

Mr. Shaun D. McMeans
LXU Healthcare, Inc.

Regarding the sales of inventory owned by the Company, EITF 99-19 discusses the following indicators of gross reporting for sales:

•	The company is the primary obligor in the arrangement
•	The company has general inventory risk (before customer order is placed or upon customer return)
•	The company has latitude in establishing price
•	The company changes the product or performs part of the service
•	The company has discretion in supplier selection
•	The company is involved in the determination of product or service specifications
•	The company has physical loss inventory risk (after customer order or during shipping)
•	The company has credit risk

For product sales, the Company’s arrangements contain a majority of the conditions above. For example, it has discretion in supplier selection, acquires and stocks the product bearing title and all risks of loss prior to delivery and upon return by the customer, determines the product pricing to the end customer, is responsible for the fulfillment and acceptability of the product to the end customer, and is responsible for collection of the related receivable after the sale. Accordingly, these revenues are recorded gross with sales reported at sales price, and the cost of the inventory recorded in costs of sales.

Regarding agency commissions revenue, EITF 99-19 lists the following indicators of net reporting:

•	The supplier (not the company) is the primary obligor in the arrangement
•	The amount the company earns is fixed
•	The supplier (and not the company) has credit risk

The Company believes our agency revenues represent commissions earned because it earns a fixed percentage of the invoiced sales price of the suppliers’ products. The Company acts as the suppliers’ sales agent. The Company does not take title to the product or bear the risk of loss for delivery, return or non-collectibility of the related receivable. Additionally, the Company is not responsible for fulfillment or acceptability of the product to the end customer. Accordingly, as the Company is performing as an agent in these transactions, it records revenue only for the commission received, on a net basis.

4.	Comment: We note from page 28 in your MD&A that the company offers discounts and rebates to customers:

•	Explain the nature of your discounts and rebates and how you account for the programs. Cite the accounting literature upon which you relied.

•	Address how the company considers these concessions with respect to the fixed and determinable criteria of SAB 104.

•	Please quantify the total price concessions recognized in each period presented, including the interim periods.

Mr. Shaun D. McMeans
LXU Healthcare, Inc.

Response: The Company offers discounts to prime vendors. The Company accounts for the discounts as a reduction of the selling price of the Company’s products in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).

Prime vendors represent hospitals, group purchasing organizations and integrated distribution networks that have volume purchasing arrangements with certain manufacturers, some of which the Company represents. These prime vendors receive a reduced price on products from certain manufacturers.

When a sale to a prime vendor occurs, the Company recognizes revenue in the amount of the gross sales price, and simultaneously establishes an accrual for the anticipated discount on the sale as a reduction of product sales. The prime vendor discount amounts are set by the manufacturer and accrued by the Company based on current sales activity and the Company’s historical experience with each prime vendor. Historically, the Company’s actual prime vendor discounts have not resulted in significant differences to the original estimates recorded by the Company. Total prime vendor discounts for the years ended June 30, 2004, 2003 and 2002 were less than one percent of the Company’s net revenues.

Total prime vendor discounts for the periods presented are as follows:
	Fiscal Year Total	Quarter ended September 30	Quarter ended December 31	Quarter ended March 31	Quarter ended June 30

Fiscal year ended June 30, 2002	$147,567	$-	$1,617	$37,665	$108,285

Fiscal year ended June 30, 2003	$339,270	$105,522	$35,724	$100,782	$97,242

Fiscal year ended June 30, 2004	$548,946	$190,959	$120,452	$114,688	$122,847

6 months ended December 31, 2004	$221,689	$108,174	$113,515

The fixed and determinable criteria in SAB 104 require that a Company determine that the seller’s price to the buyer is fixed and determinable. SAB 104 refers to SOP 97-2, which defines a “fixed fee” as a “fee required to be paid at a set amount that is not subject to refund or adjustment.” The prime vendor pricing is determined at the date of the sale by the manufacturer, and the prices ultimately paid by the customer are not subject to adjustment. The Company records the sale to a prime vendor at our invoice price; however, we follow the guidelines of SAB 104, under 4. b. Estimates and changes in estimates, in estimating the discounts to be taken for our sales to prime vendors. SAB 104 does not specifically refer to recording of discounts, but refers to estimating other reductions of revenue, specifically returns. SAB 104 refers to SFAS No. 48, Revenue Recognition When Right of Return Exists, in its paragraph 6, which discusses requirements for recording revenues. The Company believes that all of our sales meet the requirements in paragraph 6 of SFAS No. 48, relating both to our discounts and our returns, and that several years of historical experience with these existing customers support our estimation of discounts and is consistent with paragraph 7 of SFAS No. 48. Paragraph 7 of SFAS No. 48 states that “If sales revenue is recognized because the conditions of paragraph 6 are met, any costs or losses that may be expected in connection with any returns shall be accrued in accordance with SFAS No. 5, Accounting for Contingencies.”

Mr. Shaun D. McMeans
LXU Healthcare, Inc.

5.	Comments: We also noted in the Business section that the company provides additional services and “solutions” to customers as well as hands on training of clinicians and medical personnel related to use of your products. Tell us and expand your revenue recognition policy in future filings to address the following:

•	Please tell us the nature of any additional services and post shipment obligations that the company provides to its customers, and

•	Provide details of whether the revenue arrangements have multiple deliverables and the impact of EITF 00-21.

Response: The Company’s primary business is as a distributor of specialty medical products. Revenues are earned through sales of product, or through commissions received for arranging sales of product. Training or additional services provided to customers by sales representatives are part of the marketing and sales process, and are not separate or discrete earnings events. That is, these services are provided at our option, and not sold separately by the Company. Furthermore, the Company has no contractual obligation to provide any of these services as part of any sales agreement, as all the Company’s sales are contracted through a normal purchase order process, and not through any contract or statement of work arrangements that include multiple deliverables. In fact, in many of the Company’s sales, we provide no additional services. Accordingly, the Company does not believe that any of our sales under purchase orders from customers qualify as arrangements with multiple deliverables (i.e., service and product deliverables) that would require evaluation under EITF 00-21, Revenue Arrangements with Multiple Deliverables. The Company will revise all future filings, including the June 30, 2004 Form 10-K/A (Amendment No. 2), the Form 10-Q/A (Amendment No. 1) for the quarter ended September 30, 2004 and the Form 10-Q for the quarter ended December 31, 2004 to describe the nature of the Company’s business and our revenue recognition policies as follows:

Sales Recognition Policy

The Company’s policy is to recognize revenues from product sales when earned, as defined by accounting principles generally accepted in the United States of America. Specifically, product and commissions revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectibility is reasonably assured.

Mr. Shaun D. McMeans
LXU Healthcare, Inc.

Product sales are recognized as revenue when the title transfers, generally when shipped.

Revenues earned under agency agreements are recognized when the customer has received the product, and amounts are recorded as commissions in net revenues, at the net amount retained by the Company.

Provisions for vendor discounts and product returns are provided for at the time the related sales are recorded, and are reflected as a reduction of product sales. The Company estimates customer discounts and product returns at the time of sale based on historical experience. These estimates are reviewed periodically and, if necessary, revised, with any revisions recognized immediately as adjustments to product sales.

The Company periodically and systematically evaluates the collectibility of accounts receivable and determines the appropriate allowance for doubtful accounts. In determining the amount of the allowance, management considers historical credit losses, the past due status of receivables, payment history and other customer-specific information, and any other relevant factors or considerations.

Loss Per Common Share - Page F-12

6.   Comment: We noted that the company did not include any of the options or warrants outstanding in the computation of dilutive earnings per share and that you state that all outstanding options and warrants are antidilutive. However, we also noted that approximately 7.5 million shares were issued in fiscal 2002 at $0.32 per share and an additional 1.3 million shares were issued in fiscal 2003 at $0.32 per share. Tell us how it was determined that these shares were anti-dilutive

Response: The Company issued common stock in fiscal 2002 at $0.32 per share in connection with the reverse merger of PrimeSource Surgical, Inc. into Luxtec Corporation, a non-trading registrant. The Company issued common stock in fiscal 2003 at an original estimate of $0.32 per share in connection with the restructuring and recapitalization of the Company’s equity structure (the “Recapitalization”). Neither the 2002 nor 2003 shares were issued for cash, and most shares were issued to related parties who were existing stockholders. As the Company’s common and preferred stock is not traded on a recognized stock exchange, our common share price has been determined by the Company’s Board of Directors using the last determinable sales price and in consideration of events that have occurred since the last sale of equity instruments. The Company originally believed the common stock had a value of $0.32 per share at August 6, 2002, however, we determined subsequent to the original accounting for the Recapitalization, based on a valuation of the overall value of the Company as of July 1, 2002, that the Company’s common stock had a fair value of less than $0.01 per share. The Company determined that the calculated fair value of the Company at July 1, 2002, less outstanding liabilities and preferred stock liquidation values, resulted in a deficit value remaining for common stockholders. Accordingly, as all warrants and options to purchase common stock have strike prices between $0.01 and $4.80, using the treasury stock method, all shares would be anti-dilutive as the exercise price exceeds the fair value of the stock. This matter was addressed in the Company’s notes to the consolidated financial statements in Note 15 to the June 30, 2004 Form 10-K/A (Amendment No. 2) and in Note 13 to Form 10-QA (Amendment No. 1) for the quarter ended September 30, 2004.

Mr. Shaun D. McMeans
LXU Healthcare, Inc.

Note 8 Preferred Stock - Page F-17

7.	Comment: Supplementally tell us how you concluded that the Series G Preferred Stock should be reclassified to a liability under SFAS 150. Include references to paragraph 9 and 10 as well as A1 - A9 in Appendix A.

•	Tell us how you determined whether the shares were conditional or unconditional obligations of the company during the period in which the holder may convert shares at their option.

•	Please explain the terms of the conversion that is at the option of the holder. We noted that “each share of Series G Stock is convertible into 100 shares of common stock, subject to adjustment, at the option of the holder.”

Response: The Company has since determined that the Series G Stock should not have been classified as a liability under SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity as the Series G Stock is not mandatorily redeemable. Paragraph 9 of SFAS No. 150 states: “A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.” As the Company’s Series G Stock is redeemable at the election of not less than 60% of the holders of the stock or in the event of certain changes in control, there is not a specified or determinable date for redemption. As such, the Company has referred to EITF Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”) to determine the appropriate accounting treatment for such shares. EITF D-98 states the following: “Rule 5-02.28 of Regulations S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.” The Company believes that the Series G Stock is within the scope of EITF D-98, and that our Series G Stock should be accounted for as mezzanine equity.

In the event that certain events occur, including a change in control, or the election of not less than 60% of the stockholders to redeem the Series G Stock, as discussed in SFAS No. 150 Appendix A paragraphs A7-A9, the Company would reevaluate the classification of the Series G Stock, and would classify the Series G Stock as a liability at that date, as appropriate, with no gain or loss recognized. This matter was addressed in the Company’s notes to the consolidated financial statements in Note 15 to the June 30, 2004 Form 10-K/A (Amendment No. 2) and in Note 13 to Form 10-Q/A (Amendment No. 1) for the quarter ended September 30, 2004.

The Series G Stock is convertible into the number of shares that result from taking the original issue price of $32 per share divided by the conversion price, which was $.32 per share at original issuance. In the event that the Company sells any shares of our common stock for less than $.32 per share, issues common stock through the exercise of warrants or options for less than $.32 per share, issues convertible securities which would result in a conversion ratio to common stock for less than $.32 per share, otherwise changes the conversion price or rate, or effects any stock dividend, stock split or proportional adjustment, the conversion price would be adjusted. Through December 31, 2004, we do not believe any such events have occurred.

Mr. Shaun D. McMeans
LXU Healthcare, Inc.

8.         Comment: We noted that you recorded a beneficial conversion feature related to your Series G Preferred Stock in December 2002. Provide details of the calculation of the $1 million charge and discuss how the conversion price was determined. How did you determine your commitment date? Please also tell us the guidance upon which you relied.

Response: The Company has since revised our counting for the beneficial conversion feature and has now recorded an embedded derivative for the conversion option, in our June 30, 2004 Form 10-K/A (Amendment No. 2) and Form 10-Q/A (Amendment No. 1) for the quarter ended September 30, 2004. The Company originally followed the guidance in EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (“EITF 00-27”) regarding the issuance of the warrants associated with the Series G Stock, and valued the warrants using the Black-Scholes method. This valuation resulted in a value of $1,031,000 being assigned to the warrants. Following the guidance in EITF 00-27, the Company then determined it had a beneficial conversion feature in the same amount, representing the difference between the proceeds allocated to the Series G Stock and the fair value of common stock into which the Series G was convertible into, which was, as that point, estimated at $0.32 per share with a commitment date of August 6, 2002. The Company originally believed the common stock had a value of $0.32 per share at August 6, 2002, however, we determined subsequent to the original accounting for the Recapitalization, based on a valuation of the overall value of the Company as of July 1, 2002, that the Company’s common stock had a fair value of less than $0.01 per share. In connection with the evaluation of our accounting for the Series G Stock in January 2005, the Company determined that the Series G Stock actually contained an embedded conversion option which was required to be accounted for as a derivative in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). The Company valued the embedded derivative using the Black-Scholes method, using an exercise price of $0.64 per share, a fair value at the date of grant of $0.001 per share, an expected life of 4 years, a volatility of 50%, and a discount rate of 1.68%, which resulted in zero value being assigned to the embedded derivative due to the exercise price of the option exceeding the fair value of the Company’s common stock.

Mr. Shaun D. McMeans
LXU Healthcare, Inc.

9.	Comment: In this regard, we note that you also issued warrants to purchase 3.3 million shares of common stock at $0.01 per share in connection with the issuance of the Series G Convertible Preferred Stock. Supplementally and in detail explain how you valued, recorded and accounted for these warrants. Demonstrate that your accounting complies with GAAP.

Response: The Company has revised our valuation of the issued warrants in connection with the issuance of our June 30, 2004 Form 10-K/A (Amendment No. 2) and Form 10-Q/A (Amendment No. 1) for the quarter ended September 30, 2004. The Company accounted for the warrants by analogy to APB No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, which requires that warrants issued in connection with debt be separately recorded based on their relative fair values. The Company has valued the warrants using the Black Scholes method, using an exercise price of $0.01 per share, a fair value at the date of grant of $0.001 per share, a life of 10 years, a volatility of 50%, expected dividends of 0%, and a discount rate of 4.26%. The Black Scholes method resulted in zero value being assigned to the warrants due to the exercise price of the warrants exceeding the fair value of the Company’s common stock.

Note 9. Stock Options and Warrants - Page F-15

10.	Comment: We noted that the Company recapitalized its equity structure in August 2002 and several series of preferred stock were converted to common stock. In addition, the company issued warrants to purchase common stock at $0.01 per share to the holders of certain series of preferred stock in connection with the conversion. Tell us how you accounted for the recapitalization, cite the accounting literature upon which you based your accounting. Lastly, tell us the deemed fair value of the common stock on the various dates the warrants were issued.

Response: The Company revised our accounting for the recapitalization in our Form 10-K/A (Amendment No. 2). All warrants issued in connection with the recapitalization were issued August 6, 2002. The Company has determined that deemed fair value of the common stock on August 6, 2002 was less than $0.01 per share based on a July 1, 2002 valuation.

The discussion below relates to the Company’s accounting for the Series G Stock following the issuance of our Form 10-K/A (Amendment No. 2). The recapitalization was accounted for in part as an induced conversion of certain classes of preferred stock by analogy to EITF D-42, The Effect on the Calculation of Earnings per Share for the redemption or Induced Conversion of Preferred Stock (“EITF D-42”) and in part as a redemption of another class of preferred stock in accordance with EITF 00-27.

For the classes accounted for as induced conversions, the preferred stockholders converted their previously outstanding Series C and F Preferred Stock to common stock (pursuant to original terms) but received additional warrants to purchase common stock for $0.01 per share and had previously outstanding warrants to purchase common stock repriced to $0.01 per share. Since the exercise price of the warrants exceeded the estimated fair value of the Company’s common stock, no fair value was assigned to the warrants as computed under the Black-Scholes option pricing model. EITF D-42 states “If convertible preferred stock is converted to other securities issued by the registrant pursuant to an inducement offer, the staff believes that the excess of (1) the fair value of all securities and other consideration transferred in the transaction by the registrant to the holders of the convertible preferred stock over (2) the fair value of securities issuable pursuant to the original conversion terms should be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share.” As the Company’s stock is not trading, and the estimated fair value of the warrants was zero, the fair value of the securities transferred (common stock and warrants to purchase common stock) was equal to the fair value of the securities issuable pursuant to the original conversion terms (common stock), and as such, no value would be subtracted from net earnings. Accordingly, the carrying values assigned to the Series C and F Preferred Stock were removed, and the par value of the common stock was recorded. The remaining amount was recorded as credit to additional paid in capital.

The Series E Preferred Stock was accounted for as a redemption, in connection with the issuance of the Series G Stock. The Series G Stock was issued in exchange for cash and for the redemption of the Series E Preferred Stock. The Series G Stock issued was recorded at our original issue price of $32 per share, which was the Company’s estimate of fair value. For the Series G Stock issued in exchange for the redemption of the Series E Stock, the Company believes that EITF 00-27 is the relevant guidance because the Series E Stock contained a beneficial conversion feature when issued. EITF 00-27, paragraph 39 states “…if an entity redeems a convertible preferred security with a beneficial conversion option, the excess of (a) the fair value of the consideration transferred to the holders of the convertible preferred security over (b) the carrying amount of the convertible preferred security in the issuer's balance sheet plus (c) the amount previously recognized for the beneficial conversion option should be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share.” The fair value of the consideration transferred to the former holders of Series E Preferred Stock was $3,250,000 (101,562.5 shares of Series G Stock times $32 per share) plus the value assigned to the warrants to purchase common stock, which was zero due to the exercise price exceeding the Company’s estimated fair value per share of the common stock. The carrying amount of the Series E Stock ($2,029,864) plus the amount previously recognized for the beneficial conversion option ($950,000) totaled $2,979,864, leaving a remaining amount of $270,136, which was reported below net earnings as effect of equity recapitalization to arrive at net earnings available to (loss attributable to) common stockholders.

Mr. Shaun D. McMeans
LXU Healthcare, Inc.

11.	Comments: We noted that the company repriced and/or adjusted the exercise price of warrants as follows:

•	The exercise prices on warrants to purchase 140,330 shares of common stock previously issued to certain preferred stockholders were repriced from $1.68 per share to $0.01 per share.

•	The exercise price on previously issued warrants to purchase 1,751,130 was “adjusted” from $1.00 per share to $0.01 per share.

•	The exercise price on 1,625,000 warrants to purchase common stock previously issued to certain Series E stockholders was repriced from $1.00 per share to $0.01 per share.

Please tell us how you accounted for repricing these warrants and cite the accounting literature on which you based your accounting.

Response: The Company revised the exercise price of certain warrants in connection with the equity recapitalization in August 2002. The fair value of the repriced warrants over the fair value of the existing warrants prior to modification was therefore recorded as consideration given to the Company’s stockholders as an inducement to convert or as consideration given in redemption by analogy to EITF D-42. As discussed earlier in Response 9, the fair value of the warrants was calculated using the Black-Scholes method, however, as a result of the fair value of common stock of less than $0.01 per share, there was no value assigned to the warrants.

Note 13. Business Segments - Page F-24

12.    Comment: We noted that the company reports three operating segments, however, we also noted the Business section of the document where you state, “Today, we have two primary businesses: Specialty Medical Distribution and the Manufactured Products Division….” Following this statement, you provide further description of the company’s business based on these two primary businesses and reference Footnote 13. Please clarify to investors how these two discussions relate to each other and how management reviews the business. Revise in future filings so that this information is consistent to aid investors in understanding managements focus regarding the business.

            Response: The Company is comprised of three primary businesses: the Surgical business and the Critical Care business, which are operated within the Specialty Medical Distribution division, and the Manufactured Products business, which includes the Company’s Luxtec division.

The Company separately accounts for the revenue and expenses of the three businesses. Financial results are reviewed regularly by management by segment, and the Company separately manages the three segments. Accordingly, consistent with the criteria established in FASB No. 131, while the Surgical and Critical Care business segments are both in the Specialty Medical Distribution division, they are reported as separate business segments.

Mr. Shaun D. McMeans
LXU Healthcare, Inc.

The Company will revise future filings, including the Form 10-Q for the quarter ended December 31, 2004 (which was filed on February 22, 2005) to clarify the Company’s business and how management reviews the business.
* * *

We appreciate you bringing these matters to our attention and we will ensure the Company’s disclosures as indicated in this letter in future Form 10-K and 10-Q filings beginning with the Company’s form 10-Q for the quarter ended December 31, 2004. Please do not hesitate to call me at (520) 512-1100 if you have further questions or you would like to review any responses provided in this letter.

Sincerely,

Shaun McMeans
Chief Financial Officer and Chief Operating Officer